09041079

AO* 5/29

SEC Mail Processing Section

MAY 27 2009

Washington, DC 105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NO.
8-17770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 AND ENDING 03/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

CAPITAL DIRECTIONS, INC.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8038 ANNE COURT
(No. and Street)

ORLAND PARK	ILLINOIS	60462
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD P. MIKITKA — (708) 403-1010
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, GERALD P. MIKITKA, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

CAPITAL DIRECTIONS, INC. as of

MARCH 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Subscribed and sworn to before me this 19th day of May, 2009

Janice V. McNeela
Notary Public

"OFFICIAL SEAL"
Janice V. McNeela
Notary Public, State of Illinois
My Commission Exp. 08/08/2010

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT PURSUANT TO RULE 17a-5 (d)
MARCH 31, 2009

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To Board of Directors
Capital Directions, Inc.
Orland Park, Illinois

I have audited the accompanying statement of financial condition of Capital Directions, Inc. as of March 31, 2009. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital Directions, Inc. as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Linda C. Rapacz, CPA

May 19, 2009

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED MARCH 31, 2009

A S S E T S

CURRENT ASSETS				
Cash			$	1,427
Cash in Money Market Account				84,286
Prepaid Expense				212
Accounts Receivable				27
Total Current Assets			$	85,952
TOTAL ASSETS			$	85,952

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES				
Accounts Payable			$	20
Total Current Liabilities			$	20
Total Liabilities			$	20
SHAREHOLDER'S EQUITY				
Capital Stock - Common; $.01 Par Value; 500,000 Shares Authorized; 20,000 Shares Issued and Outstanding	$	200		
Additional Paid In Capital		19,800		
Retained Earnings		65,932		
Total Shareholder's Equity			$	85,932
TOTAL LIABILITES AND SHAREHOLDER'S EQUITY			$	85,952

The accompanying notes to the financial statements
are an integral part of this statement.

CAPITAL DIRECTIONS, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2009

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Capital Directions, Inc. (the Company) is an Illinois corporation, which was formed on September 4, 1973. The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a brokerage firm, generating commission income, introducing customers to Mutual Funds and Variable Annuities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions in regular-way trades are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company is subject to federal and Illinois state income tax. There are currently no operating losses being carried forward no current income taxes due.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company occupies office space owned by its president and shareholder. At March 31, 2009 the Company had no outstanding accounts receivable from, or payable to, its shareholder.

NOTE 4 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments can be used for trading purposes, including economic hedges of trading instruments, and would be carried at quoted market value. Unrealized gains or losses on these derivative contracts would be recorded on the same basis as the underlying assets or liabilities, that is, marked to market. The Company had no derivative activity during the year or open derivative financial instrument positions at March 31, 2009.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company can sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company had no futures or options activity during the year or open futures or options financial instrument positions at March 31, 2009.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities in which counter parties primarily include other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. As of March 31, 2009 the Company had net capital and net capital requirements of $84,034 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was .02%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments were required as of March 31, 2009.